SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Wacoal Holdings Corp.
Form 6-K

Consolidated and Non-Consolidated Financial Statements
for the Fiscal Year Ended March 2006
     On May 10, 2006, we released our consolidated and non-consolidated financial statements and accompanying information for the fiscal year ended March 31, 2006. Attached as Exhibit 1 hereto is an English translation of the announcement.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     The attached financial statements and accompanying information contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “ 2. Forecast of Consolidated Results for the Fiscal Year Ending March 2007 (April 1, 2006 to March 31, 2007)”, “ II. Management Policies”, “III. Business Results and Financial Condition”, “VII. 2. Forecast of Business Results for the Fiscal Year Ending March 2007 (April 1, 2006 to March 31, 2007)” and elsewhere in the attached financial statements and accompanying information.
     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached announcement. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:
•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

•	The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.
     The information contained in the section entitled “III. Business Results and Financial Conditions—3. Risk Factors” in the accompanying information, as well as in “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, also identify factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list, the accompanying information or the information provided in our annual report to be a complete set of all such factors.
     We undertake no obligation to update any forward-looking statements contained in the attached financial statements or accompanying information, whether as a result of new information, future events or otherwise.

Announcement Regarding Business and
Capital Alliance with Peach John Co., Ltd.
     On May 10, 2006, we announced that our Board of Directors has resolved to form a business and capital alliance with Peach John Co., Ltd. Attached as Exhibit 2 hereto is an English translation of the announcement.

Announcement of Amendments to Articles of Incorporation
     On May 10, 2006, we announced that our Board of Directors has resolved to propose certain amendments to our Articles of Incorporation at our next ordinary general meeting of shareholders to be held on June 29, 2006. Attached as Exhibit 3 hereto is an English translation of the announcement.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP.
(Registrant)

By:	/s/ Ikuo Otani

Ikuo Otani
General Manager, Corporate Planning
Date: May 10, 2006

EXHIBIT INDEX

Page
Exhibit 1 - Consolidated and Non-Consolidated Financial Statements for the Fiscal Year Ended March 2006	9

Exhibit 2 - Announcement Regarding Business and Capital Alliance with Peach John Co., Ltd.	42

Exhibit 3 - Announcement of Amendments to Articles of Incorporation	46

EXHIBIT 1
Consolidated and Non-Consolidated Financial Statements
for the Fiscal Year Ended March 2006

Consolidated Financial Statements for the Fiscal Year Ended March 2006
(U.S. Accounting Standards)

May 10, 2006
Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
( URL http://www.wacoal.co.jp/ )
Representative: Position: Representative Director
Name: Yoshikata Tsukamoto

For Inquiries:	Position: General Manager Corporate Planning Name: Ikuo Otani Tel: (075) 682-1006
Date of Meeting of Board of Directors to Approve Financial Statements: May 10, 2006
Application of U.S. Accounting Standards: Yes
1.  Consolidated Results for the Fiscal Year Ended March 2006 (April 1, 2005 to March 31, 2006)
(1) Consolidated Business Results (Note) Amounts less than 1 million yen have been rounded.

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Year Ended March 2006	164,122	2.0	1,333	(88.7)	3,466	(71.3)
Year Ended March 2005	160,968	(1.3)	11,766	290.1	12,079	166.5

					Ratio of Net		Ratio of Pre-
			Net	Diluted Net	Income to	Ratio of Pre-tax	tax Net
			Income	Earnings	Shareholders’	Net Income to	Income to
	Net Income		Per Share	Per Share	Equity	Assets	Sales
	Million Yen	%	Yen	Yen	%	Total %	%
Year Ended March 2006	2,821	(58.5)	19.60	—	1.6	1.5	2.1
Year Ended March 2005	6,790	134.0	47.17	—	3.9	5.4	7.5

(Note)	(i) Equity in income/loss of equity-method investment:
Year ended March 2006: 1,122 million yen Year ended March 2005: 871 million yen

(ii)	Average number of outstanding shares during the fiscal year ended (consolidated):

March 2006: 143,933,607 shares March 2005: 143,956,284 shares

(iii)	Changes in accounting method: None

(iv)	Percentages indicated under sales, operating income, pre-tax net income, and net income represent the increase/decrease compared to the previous fiscal year.
(2) Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’ Equity Per
	Total Assets	Equity	Equity Ratio	Share
	Million Yen	Million Yen	%	Yen
Year Ended March 2006	242,296	186,475	77.0	1,295.72
Year Ended March 2005	226,196	175,746	77.7	1,220.93

(Note)	Number of outstanding shares at end of the fiscal year (consolidated): March 2006: 143,915,933 shares March 2005: 143,944,440 shares
(3) Consolidated Cash Flow Status

		Cash Flow provided by		Balance of Cash and Cash
	Cash Flow from	(used in) Investing	Cash Flow used in	Equivalents at End of Fiscal
	Operating Activities	Activities	Financing Activities	Year
	Million Yen	Million Yen	Million Yen	Million Yen
Year Ended March 2006	719	(2,069)	(3,428)	19,893
Year Ended March 2005	2,045	(5,528)	296	24,195
(4)	Items related to the Consolidation Criteria and Equity Method Application

Number of consolidated subsidiaries: 36 companies
Number of non-consolidated subsidiaries subject to equity method: None
Number of affiliated companies subject to equity method: 8 companies

(5)	Changes in the Consolidation Criteria and Equity Method Application

Consolidated: (new) 1 company; (exception) 1 company Equity Method: (new) None; (exception) 1 company

2.	Forecast of Consolidated Results for the Fiscal Year Ending March 2007 (April 1, 2006 to March 31, 2007)

	Sales	Operating Income	Pre-tax Net Income	Net Income
	Million Yen	Million Yen	Million Yen	Million Yen
Interim Period	84,500	8,000	8,100	5,000
Annual	168,000	12,600	12,900	8,000
(Reference) Expected net earnings per share (annual basis): 55.59 yen

*	The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 16 of the attachment for information relating to the foregoing estimates.

I. Status of Corporate Group
     Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 36 subsidiaries and 8 affiliated companies, and is principally engaged in the manufacture and wholesale distribution of innerwear (mainly women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sales of certain products to consumers. The corporate group also conducts business in the areas of restaurant, culture, services and interior design.
     Segment information and a summary of Wacoal companies is as follows:

Business Segment	Operating Segment	Major Companies
Textile Goods and	Manufacturing and	Domestic	Wacoal Corp.[1]
Related Products	Sales Companies		Studio Five Corp.
(Total: 2 Companies)
		Overseas	Wacoal America Inc.,
Wacoal China Co., Ltd.
Shinyoung Wacoal Inc. (South Korea)
Taiwan Wacoal Co., Ltd.
Thai Wacoal Public Co., Ltd.
3 Other Companies
(Total: 8 Companies)
	Sales Companies	Domestic	Intimate Garden Corp.
Une Nana Cool Corp.
(Total: 2 companies)
		Overseas	Wacoal Singapore Private Ltd.
Wacoal Hong Kong Co., Ltd.
Wacoal France S.A.
Wacoal (UK) Ltd.
3 Other Companies
(Total: 7 Companies)
	Apparel	Domestic	Kyushu Wacoal Manufacturing Corp.
	Manufacturers		Tokai Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
4 Other Companies
(Total: 8 Companies)
		Overseas	Wacoal Dominicana Corp. (Dominican Republic)
Guandong Wacoal Inc.
2 Other Companies
(Total: 4 Companies)
	Other Textile	Domestic	Wacoal Distribution Corp.
	Related Companies		1 Other Company
(Total: 2 Companies)
		Overseas	Wacoal International Hong Kong Co., Ltd.
(Total: 1 Company)
Others	Cultural Business	Domestic	Wacoal Corp.
	Service Companies		Wacoal Art Center Co., Ltd.
(Total: 2 Companies)
	Other Business	Domestic	Wacoal Corp.[1]
	Companies		Nanasai Co., Ltd.
Wakoh Corp.[2]
Wacoal Service Co., Ltd.[2]
Kisco Co., Ltd.[2]
Wacoal Career Service Corp.
House of Rose Co., Ltd.
(Total: 7 Companies)
		Overseas	Wacoal International Corp. (U.S.)
Wacoal Investment Co., Ltd. (Taiwan)
1 Other Company
(Total: 3 Companies)

[1].	Wacoal Corp. is a company newly established by corporate split as of October 1, 2005.

[2].	Wakoh Corp., Kisco Co., Ltd. and Wacoal Service Co., Ltd. have merged as of April 1, 2006 and are engaged in business as Wacoal Service Co., Ltd.

     The business distribution diagram is as follows:

Sales
Consumer/ Client
Sales
Domestic
Sales
(North America)
Overseas
(Apparel Manufacturers: 8 Companies)
Kyushu Wacoal Manufacturing Corp.
Tokai Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
4 Other Companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Investment Company: 1 Company)
Wacoal International Corp. (U.S.)
Supply of Raw Materials
(Manufacturing and Sales Companies: 1 Company)
Wacoal America Inc. (U.S.)
Supply of Raw Materials
Supply of Goods
(Apparel Manufacturers: 2 Companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 Other
(Sales Companies: 2 Companies)
Intimate Garden Corp.
Une Nana Cool Corp.
Supply of Goods
(Sales Company: 1 Company)
Wacoal Sports Science Corp. (U.S.)
Supply of Goods
Supply of Goods
Supply of Goods
(European District)
(Manufacturing and Sales Companies: 1 Company)
Studio Five Corp.
Supply of Goods
Supply of Goods
(Sales Companies: 2 Companies)
Wacoal France S.A. (France)
Wacoal (U.K.) Ltd. (U.K.)
Wacoal Corp.
(Asia)
(Investment Company: 2 Companies)
Wacoal Investment Co., Ltd. (Taiwan)
1 Other Company
(Other Textile Related Companies: 2 Companies)
Wacoal Distribution Corp.
1 Other Company
Provision of Business Services and Supply of Raw Materials
Supply of Goods
(Sales Company: 4 Companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
2 Other Companies
(Cultural Business Service Company: 1 Company)
Wacoal Art Center Co., Ltd.
Provision of Administrative Services
Supply of Raw Materials
(Manufacturing and Sales Company: 9 Companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
4 Other Companies
(Other Business Companies: 6 Companies)
Nanasai Co., Ltd.
Wakoh Corp.
Wacoal Service Co., Ltd.
Kisco Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Provision of Sales Appliances and Business Services
Supply of Semi-manufactured Goods
Supply of Raw Materials
Supply of Raw Materials
(Other Textile Related Company: 1 Company)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
Supply of Raw Materials
Wacoal Holdings Corp. (holding company)

II. Management Policies
1. Basic Business Policy
     Our group endeavors to become a company that supports beautiful living for women by being sympathetic to their needs. By capturing both body and mind, and working to support each and every woman’s expression of her own inner and outer beauty, we are working actively to develop a “body designing business.” In order to put this theme into action and understand the needs of our customers, we provide authentic value with the beauty, comfort and health products and services of our “Intimate Apparel” and “Wellness” businesses. We believe that such business activities will appeal to customers and enhance their loyalty to the “Wacoal” brand. We also believe that continually growing the company by gaining customer support through these business activities will also lead to increased shareholder value. Under the understanding that the expansion of business operations will lead to increased profits and contribute to employee job satisfaction, we endeavor to seize new markets and create new value as a leading company.
     At the same time, we recognize that it is essential to engage in CSR (“corporate social responsibility”) activities—such as involvement in environmental issues—in order to gain the trust and support of society. We believe that operating our business with due attention to CSR and promoting activities that contribute to society in areas where we can make the most of Wacoal’s originality are important parts of strengthening our brand and establishing a competitive position.
2. Basic Policy Regarding Distribution of Profits
     Regarding the distribution of profits to our shareholders, our basic policy is to pay steady dividends and increase our earnings per share, all the while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, in light of the improvement of our corporate value, we have actively invested in developing new SPA stores (specialty retailers of private label apparel), developing new points of contact with customers and actively investing in overseas businesses, as well as concentrating on new business investments such as entry into new business areas, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profits.
3. Policy Regarding Lowering the Price of Our Investment Units
     It is important that our group promote the long-term stable retention of our shares by investors while broadening our investor base. We believe that lowering the price of our investment units for the benefit of individual investors is an effective way of achieving this. Going forward, taking stock market trends into consideration and examining the necessary costs and effects of this policy, we will proceed to take appropriate measures while placing great importance on shareholders.
4. Measures for Business Targets
     For the near future, our target is to achieve an ROE (return on equity) of 6% or higher and an operating income margin of 9% or higher.
5. Our Medium- and Long-Term Business Strategy
     To take full advantage of limited management resources, we will focus on select business operations by concentrating management resources in competitive areas to increase profits, while expanding our business operations by broadening the scope of such competitive areas. In this respect, we are promoting our new growth strategy CAP21 (Corporate Activation Project 21) in order to achieve accelerated growth.
     The Company transitioned to a holding company structure in October 2005, changed its name to Wacoal Holdings Corp. and established a new entity, Wacoal Corporation, to which all of the operations of the Company was transferred. As a result of the transition to a holding company structure, the Group expects to conduct strategic decision-making and allocate resources in a more efficient manner, and each individual business unit is expected to effectively conduct its own affairs and execute its duties with more agility and a clear locus of responsibility.
Direction of CAP21
(1) Expansion Strategy in Domestic Innerwear Market

MD Expansion	‘ From focus on middle to high quality product market, to products in a wider price range ‘ From focus on high added value, to sensibility

Channel Expansion	‘ Enhancement of sales channels under direct management, such as SPAs and Internet sales ‘ Utilization of OEMs in a way that makes full use of the Wacoal style

Service Expansion	‘ Counseling services that are enhanced to meet the strong requirements of “beauty”

(2) Aggressive Expansion to International Innerwear Markets
     Acceleration of growth worldwide by geographic expansion and expansion of brands and channels
(3) Aggressive Entry into Related Domestic Industries
     Assess new and appropriate growth opportunities for business expansion, and seek aggressive entry into businesses that are related to “beauty”, “comfort” and “health”, the key words indicating Wacoal’s specialties.
     In order to attain growth opportunities with respect to (1) through (3) above, we are considering the following methods:
   ‘ Aggressive business investment using cash reserves
   ‘ Business partnerships or capital participation, pursuit of M&A opportunities in which a win-win relationship may be established
   ‘ Reform Wacoal into a more competitive company through the pursuit of efficiency in our existing businesses
We will also promote compliance with corporate ethics and environmental awareness from the perspective of company stability and social responsibility.
Current Priority Policies
     The details of our new growth strategy CAP21, which we are currently implementing in accordance with the above policies, are as follows:
(1) Realization of Growth by Sales Expansion
   ‘ Expansion of Sales Share of Domestic Innerwear Business
     In order to achieve share expansion of the Group’s core domestic innerwear business, we believe that we need to not only focus on our traditional middle to high quality market, but also on other undeveloped markets. Therefore, we will develop new business in such markets, while reaffirming our existing brand position and taking full advantage of the strengths of each brand. For business development in new markets, we are also actively considering business collaborations or alliances with other companies in the event we are unable to make full use of our experience or know-how through independent business development in such markets.
   ‘ Expansion of Sales in Overseas Businesses
     Going forward, recognizing the U.S. market as our most important overseas market, we will continue to expand the mid to high price market. As for Asia, considering market size and growth potential, we will continue expanding our operations in China and establishing a strong foundation.
   ‘ Expansion of Wellness Business
     With a view to eventual spin-off into a separate business unit, we will use our core CW-X brand to cultivate new operations and sales channels and expand sales through the development of new products, with the goal of creating a new core business after our innerwear business.
(2) Transformation into High-Profit Business Structure
     In order to implement the growth strategies described under (1) above, it is essential to seek thorough efficiency of our existing business and establish an even more competitive position. Based on this understanding, we have implemented a special voluntary retirement program for the purpose of improving our labor structure, and we have dissolved Fukushima Wacoal Sewing Corp., our sewing manufacturer subsidiary in Japan, for increased cost competitiveness of our products. For further structural improvement, we will seek to reduce costs by integrating the manufacturing functions of our Wacoal and Wing brands, the core business divisions of Wacoal Corp. In addition, to reduce manufacturing costs, we will improve our overseas procurement ratio, while promoting the transfer of production overseas. Also, with a view to expanding our SPA business and our catalogue and Internet sales, as well as to promote the uncultivated mid-price range market targeting young consumers, we will develop low cost production platforms and review quality standards.
Corporate Social Responsibility
(1) Business Compliance Practices
We believe that the practice of business compliance includes observation of laws and social standards, compliance with internal controls based on our basic corporate principles and response with sincerity to various social requirements. Since its establishment, Wacoal has strictly prohibited unlawful activities, and going forward we will work to further strengthen our internal compliance system. Based on our “Corporate Ethics—Wacoal’s Action Agenda”, established for reviewing various corporate activities from the viewpoint of business compliance, and our “Code of Ethics for Officers and Employees”, established in response to the U.S. Sarbanes-Oxley Act, we will work to fully ensure business compliance.
(2) Promotion of Environmental Management
Since fiscal year 2000, the Wacoal group has been working to build an environmental management system. In February 2001, we obtained ISO 14001 certification for our Kyoto business office and for Nagasaki Wacoal Sewing Corp. (currently Kyushu Wacoal Manufacturing Corp.). Going forward, we will promote our environmental management system group-wide, with an aim to pay the highest level of attention to environmental matters in the industry.
(3) Promotion of Social Contribution Activities
Since 1974, we have been engaged in the “Remamma” business, providing innerwear and swimsuits developed for women who have undergone mastectomies for breast cancer, as well as free consultation and trial fittings throughout Japan. Further, as a company that stands together with women, we have been engaged in social contribution activities through our “Pink Ribbon Project” (activities to promote the early detection of breast cancer).
6. Tasks to Be Dealt With by the Company
The average age of customers using our brands has increased due to the general ageing of the population. In the meantime, there are changes in the behavior of young consumers toward more fashionable merchandise, as well as in the innerwear purchasing behavior of young consumers. We believe that we need to create new added value, or establish new means of communication in response to such changes.
Furthermore, the change in the behavior of young consumers has intensified competition among retailers, while creating a new low-end product market, and an important challenge for us we will be establishing a leading position in this new market environment.
In addition, there is an urgent need to expand the scale of operations in new sales channels, in addition to existing channels that have supported the growth of the Group over the years, such as department stores, chain stores and boutiques.
III. Business Results and Financial Condition
1. Business Results
     During the fiscal year ended March 31, 2006, the Japanese economy has shown steady improvement with an increase in consumer spending due to the increase in household income, reflecting the high level of corporate profits and improved employment. Overseas, the U.S. market has continued to show economic expansion and the Asian economy is generally moving from recovery to expansion.
     Business results in the woman’s fashion industry seems to have recovered because of the stabilized weather during the first half of the year as compared to the same period of the previous fiscal year, which was affected by bad weather. During the second half of the fiscal year, a series of cold waves, which have not been experienced in recent years, has contributed to increased purchases of winter wear and a strong general start to sales of spring wear.
     In such an environment, our group (primarily Wacoal Corporation, which is the core business entity in our group), sought to improve the strength of its products and, while developing products focused on consumer needs, our group endeavored to develop new points of contact with customers through directly managed stores and Internet sales.
     With respect to Wacoal Corporation’s Wacoal brand, sales in the first quarter were below expectations because, although our spring campaign product Décolleté make Bra made a strong start, its sales began to lose momentum in the middle of the period, and because of the temporary recall of all of our 3-D NAMI NAMI summer campaign product in distribution, when some of the products were found to be defective. However, in July our campaign product Hip Walker was covered by the media because of its innovative functionality and achieved sales far beyond our initial sales plans. Also, the undergarment, mainly the Kaiteki NAVI product group released in connection with warm biz (a general campaign in Japan for offices to turn down their thermostats during the winter and encourage employees to wear one extra layer of clothing), one of our primary products during autumn and winter seasons, continued to show favorable sales. Furthermore, the sales of our luxury brand product Trefle, and our high value-added brand products, La Vie Aisée and Gra-P, targeting the middle-aged and senior markets as a merchandising strategy, have showed steady performance.
     In our Wing brand business department, sales fell far below expectations because of the lack of novelty in our summer campaign product Natural Fit Bra. In the meantime, our autumn campaign product Style Up Pants enjoyed extraordinary popularity, and achieved sales far beyond our initial sales plans. Both Hip Walker, a Wacoal brand product, and Style Up Pants, a Wing brand product, enhance mobility by stimulating the muscles, which results in shaping up of the buttocks. This is because they actually train the body, which goes beyond traditional correction underwear or “shape correction wear”. We believe this revolutionary functionality has acquired support from many women.

     In our Direct Marketing business department, the SPA (retail store) business, aimed at developing new sales channels and points of contact with customers, gained brand recognition and is steadily expanding the number of shops and sales. The number of shops as of the end of the last fiscal year reached 94, including the shops developed by Une Nana Cool Corp. In the catalogue sales business, overall sales fell below the results from the previous fiscal year, because the number of orders and the unit prices of purchases have declined in our core catalogue LOVE BODY, and also because sales from other media fell below expectations. In addition, we suspended the operation of our online shopping website for about three months from November to January to prevent further leakage of customer data after we discovered that such data had been leaked due to unauthorized access of the computer server operated by the operation manager of our Internet sales. We restarted operations in February after implementing security enhancements and taking preventive measures and implementing an enhanced information management system that was confirmed through security tests conducted by a third party.
     Our semi-order innerwear business Dublevé is aggressively expanding with the change of its previous advance reservation salon-style system, to a more open-style system that targets passers-by in general commercial areas such as shopping malls. The number of shops as of the end of the last fiscal year was 24. As of April 1, 2006, we have transferred this business to Wacoal Dublevé Corp. through a corporate split transaction. We plan to more clearly define management responsibilities and powers through this corporate split, and achieve business expansion and stable growth of such business at an early stage through the prompt and agile implementation of business operations.
     In our Wellness business, our main sports conditioning wear product CW-X and our advance undergarment X-FIT launched last spring as a new CW-X product, both showed steady increase. Overall sales have increased significantly due to the favorable performance of tights and shorts products in general.
     With regard to our overseas business, in Asia, China and Taiwan performed well, corresponding to the general economic trend of those countries, while sales in countries such as Korea were stagnant. In an effort to expand sales in AFTA (ASEAN Free Trade Area), the group has initiated the development and sales of a common portfolio of products targeting that region. In the U.S. market, middle and upscale department stores showed steady growth and achieved sales far beyond expectations. Also, the sales of Wacoal America boasted top sales in U.S. department stores for fiscal year 2005, partially due to the popular integrated-shape brassiere iBra.
     As a result, sales for the last fiscal year was 164,122 million yen, a 2.0% increased compared to the previous fiscal year.
     In terms of profit, the operating income for the last fiscal year was 1,333 million yen, a 88.7% decrease compared to the previous fiscal year.
     Pre-tax net income for the last fiscal year was 3,466 million yen, a 71.3% decrease compared to the previous fiscal year, and net income for the last fiscal year was 2,821 million yen, a 58.5% decrease compared to the previous fiscal year. Profit, however, declined significantly compared to the same period of the previous fiscal year due to the effect on operating income of each following events: the previous fiscal year’s gain from the return of the substitutional portion of our welfare pension fund (7.1 billion yen), special additional allowance and reemployment support expenses in connection with the special voluntary retirement program which was conducted in November 2005 (6,931 million yen), and a special allowance paid to retiring employees (590 million yen) following the dissolution of our group subsidiary, Fukushima Wacoal Sewing Corp. However, excluding such temporary gains and losses, our operating profitability improved.
     We also recorded a gain of 1,149 million yen as other income due to the exchange of shares of UFJ Holdings held by Wacoal Corporation and Nanasai Co., Ltd. for shares of Mitsubishi UFJ Financial Group, the surviving entity in the merger of Mitsubishi Tokyo Financial Group and UFJ Financial Group.
     Regarding sales by business category, sales of textile goods and related products in the last fiscal year were 148,719 million yen, a 2.4% increase compared to the previous fiscal year. Other sales during the last fiscal year were 1,543 million yen, a 2.1% decrease compared to the previous fiscal year.
     As for sales by geographic location, Japan represented 143,514 million yen, accounting for 87.5% of group sales, whereas Asia accounted for 3.5% and Europe and the U.S. accounted for 9.0%.
     As previously announced, the dividend payable for the last fiscal year will be 20.00 yen per share.
2. Financial Condition
     While sales increased and the tax expenditure decreased, we have recorded a special additional allowance and reemployment support expenses in connection with the special voluntary retirement program, as well as a special allowance paid to retiring employees following the dissolution of Fukushima Wacoal Sewing Corp. Therefore, cash flow from operating activities during the last fiscal year was 719 million yen, a decrease of 1,326 million yen from the previous fiscal year.
     Cash flow relating to investing activities amounted to an expenditure of 2,069 million yen due to the acquisition of shares and the purchase of fixed assets related to our Western Japan Distribution Center.

     Cash flow related to financing activities amounted to an expenditure of 3,428 million yen, due to the payment of dividends, the repayment of short-term bank loans, etc.
     The balance of cash and cash equivalents for the end of the last fiscal year, calculated by deducting the exchange difference on cash and cash equivalents from the above total, was 19,893 million yen, a 432 million yen decrease compared to the previous fiscal year.
     Free cash flow, which has been calculated by subtracting the amount of capital investment from operating activities cash flow, amounted to an expenditure of 5,737 million yen.
Trends in certain cash-flow indicators

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	ended	ended	ended	ended	ended
	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
Equity ratio (%)	75.1	73.7	76.0	77.7	77.0

Equity ratio based on the market value (%)	65.9	58.5	67.9	90.6	95.0
Debt redemption years (years)	0.9	0.8	0.8	3.3	8.9

Interest coverage ratio (times)	37.5	51.0	45.6	24.1	12.8
Equity ratio = shareholders’ equity/total assets
Equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets
Debt redemption years = interest-bearing debt/cash flow from operating activities
Interest coverage ratio = cash flow from operating activities/interest payment
Interest payment=”cash payment/interest” as described in the supplemental information to the consolidated cash flow statements
3. Risk Factors
     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on Wacoal group, and a material decline in the trading price of our common stock.
(1)	Continued weak consumer spending in Japan would prevent an increase of our sales and revenues.
(2)	Continued difficulties faced by department stores and other general retailers in Japan, to which the majority of our sales are made, would have a material negative effect on our business results and financial condition.
(3)	Our business results depend on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. If we make the wrong decisions or otherwise mismanage product planning, the brand image of the group may deteriorate. In addition, sales of defective products, which may damage the reputation of the group, may have a material negative effect on our business results and financial condition.
(4)	The increase of future sales and income may depend on the increase of sales from young customers and also on the development of new products for middle-aged and senior customers. However, we cannot guarantee that our efforts toward increasing continuous and profitable sales targeting such markets will generate results.
(5)	Changing customer demand of our products may affect inventory levels, because we usually have to manufacture products before we can confirm the timing of sales and the purchasing trend of consumers. The reevaluation of inventory is conducted based on the inventory retaining period, the level of outdatedness, actual movement of the merchandise and changes in consumer demand. Such reevaluation may materially impact our business results depending on the level of markdowns or the quantity of relative inventory.
(6)	It is expected that domestic consumer spending will continue to be weak, and for this reason it is difficult for the group to increase its sales substantially for the foreseeable future. Therefore, we need to cut costs to improve our margin. However, we cannot guarantee the effect of cost reduction or that it will be sufficient to cover any decrease in sales.
(7)	Our SPA business strategy depends greatly on whether we can ensure a very attractive shop location which pulls in more customers. Also, depending on capital investment conditions, rent and other fees, we may not succeed in expanding our shops with adequate profits. It is possible that we may not be able to solve these problems since our group has little experience with directly managed stores.

(8)	Competition in the catalogue/Internet sales industry is severe, and many of our competitors have more experience and invest more resources into such channels. In such an environment, our group may not be able to ensure sales increases sufficient to mitigate long-term flat results, or even a decline, in general store sales.
(9)	The sale of intimate and other apparel is highly competitive. This competition may result in price markdowns, increase of advertisement expenses and/or a decrease in sales or market share, which may materially affect the business, business results and financial condition of the group.
(10)	The business results of our group are easily influenced by the success and failure of our campaign products and seasonal products launched every spring, summer, autumn and winter, which may be affected by bad weather.
(11)	Currently, many of our products sold in Japan are procured and manufactured domestically. However, in the longer term, we may consider expanding the overseas production ratio in such countries as China, which have low costs. We also expect that our group sales will expand in overseas markets such as the U.S., Europe and China. Due to these factors and trends, various types of risk may increase in with respect to our international operations.
(12)	We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of those securities could have an adverse impact on our financial condition in the relevant reporting period.
(13)	Because some of our product supply depends on a stable supply of materials from our suppliers, if any suppliers were to fall into bankruptcy or other management problems and transactions with the group is stopped, we may face difficulties. Also, if the cost of such materials were to increase and such expenses are not reflected in our retail prices, it may have an adverse impact in the group’s income.
(14)	Regarding benefit obligations and plan assets, we fund and accrue the cost of benefits to a level that we believe is sufficient based on conservative accounting policies. However, if returns from our investments decrease due to a downturn in the stock and/or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our financial results and condition.
(15)	If the group fails to appropriately protect the personal information and data of its customers, it may adversely affect customer confidence in our operations and products, which may adversely affect our business results.
(16)	In the future, the group may be subject to trademark or other related lawsuits. We may also fail to defend our products against similar products or the infringement of our trademarks or intellectual property rights by other parties, which may have a material adverse impact on our business.

4.	Forecast for the Next Fiscal Year
          Due to increasing employee income as a result of improvement in corporate revenues, a gradual increase of consumer spending is expected. As for overseas economies, they are expected to gradually recover, and the U.S. economy in particular has moved to expansion.
          In the domestic women’s fashion apparel industry, we are expecting favorable growth due to an improvement in consumer confidence following the recovery of the economy and better preparation for the second year of cool biz (a program similar to warm biz where offices are expected to turn down their air conditioners and encourage employees to dress lighter in the summer).
          Under these circumstances, the Wacoal group will make further efforts to develop products that are specific to each generation of consumers, and will aggressively pursue its goal of increasing its points of contact with consumers and pursue initiatives to achieve accelerated growth through the promotion of CAP21.
          As for operating results, operating income is expected to be affected by the disposition of temporary expenses incurred for the special voluntary retirement program (6,931 million yen), the special allowance paid to retiring employees following the dissolution of Fukushima Wacoal Sewing Corp. (590 million yen) and the reduction of labor costs in connection with such special voluntary retirement program. Pre-tax net income for the next fiscal year will also be affected by the absence of the extraordinary gain recorded from the exchange of shares during the last fiscal year (1,149 million yen).
          Our target for the next fiscal year end is to achieve sales of 168,000 million yen, operating income of 12,600 million yen, pre-tax net income of 12,900 million yen and net income of 8,000 million yen.

IV-1. Consolidated Balance Sheet (unaudited)

	Last Fiscal Year	Previous Fiscal Year	Amount of
	As of March 31, 2006	As of March 31, 2005	Increase (Decrease)
Accounts	Million Yen	Million Yen	Million Yen

(Assets)

Current assets

Cash and bank deposits	11,635	7,173	4,462
Time deposits and certificate of deposit	8,258	17,022	(8,764)
Marketable securities	32,699	43,396	(10,697)
Receivables
Notes receivable	458	677	(219)
Accounts receivable-trade	23,192	20,879	2,313

	23,650	21,556	2,094

Allowance for returns and doubtful receivables	(2,778)	(2,214)	(564)

	20,872	19,342	1,530
Inventories	27,135	26,785	350
Deferred tax assets	7,442	4,811	2,631
Other current assets	2,692	1,771	921

Total current assets	110,733	120,300	(9,567)

Tangible fixed assets

Land	20,978	21,382	(404)
Buildings and structures	59,328	56,719	2,609
Machinery and equipment	13,789	12,918	871
Construction in progress	22	634	(612)

	94,117	91,653	2,464
Accumulated depreciation	(40,616)	(39,827)	(789)

Net tangible fixed assets	53,501	51,826	1,675

Other assets

Investments in affiliated companies	16,033	13,543	2,490
Investments	52,716	31,479	21,237
Deferred tax assets	992	649	343
Lease deposits and others	8,321	8,399	(78)

Total other assets	78,062	54,070	23,992

Total Assets	242,296	226,196	16,100

	Last Fiscal Year	Previous Fiscal Year	Amount of
	As of March 31, 2006	As of March 31, 2005	Increase (Decrease)
Accounts	Million Yen	Million Yen	Million Yen

(Liabilities)

I. Current Liabilities
Short-term bank loans	6,392	6,752	(360)

Payables
Notes payable	1,610	2,657	(1,047)
Accounts payable-trade	10,608	10,299	309

	12,218	12,956	(738)
Accounts payable	6,289	6,384	(95)
Accrued payroll and bonuses	6,790	6,580	210
Accrued corporate taxes, etc.	1,806	370	1,436
Long-term debt to be repaid within 1 year	34	60	(26)
Other current liabilities	1,996	1,868	128

Total current liabilities	35,525	34,970	555

II. Long-term liabilities
Long-term debt	32	99	(67)
Reserves for retirement benefit	4,622	7,083	(2,461)
Deferred tax liability	12,842	6,213	6,629
Other long-term liabilities	397	—	397

Total long-term liabilities	17,893	13,395	4,498

(Minority interests)
Minority interests	2,403	2,085	318

(Shareholders’ equity)
I. Common stock	13,260	13,260	—
II. Additional paid-in capital	25,242	25,242	—
III. Retained earnings	134,515	134,572	(57)

IV. Accumulated other comprehensive income (loss)

Foreign currency exchange adjustment	(736)	(3,820)	3,084
Unrealized gain on securities	14,311	6,565	7,746

V. Treasury stock	(117)	(73)	(44)

Total shareholders’ equity	186,475	175,746	10,729

Total liabilities, minority interests and shareholders’ equity	242,296	226,196	16,100

IV-2. Consolidated Income Statement (unaudited)

	Last Fiscal Year		Previous Fiscal Year
	From April 1, 2005		From April 1, 2004		Amount of
	To March 31, 2006		To March 31, 2005		Increase (Decrease)
Accounts	Million Yen	%	Million Yen	%	Million Yen

Sales	164,122	100.0	160,968	100.0	3,154
Operating expenses
Cost of sales	84,322	51.4	84,041	52.2	281
Selling, general and administrative expenses	70,946	43.2	72,261	44.9	(1,315)
Profit before return of substitutional portion of employee pension fund	—	—	(7,100)	(4.4)	7,100
Special retirement related expenses	7,521	4.6	—	—	7,521

Total operating expenses	162,789	99.2	149,202	92.7	13,587

Operating income	1,333	0.8	11,766	7.3	(10,433)
Other income and (expenses)
Interest income	213	0.1	186	0.1	27
Interest expense	(56)	(0.0)	(79)	(0.0)	23
Dividend income	493	0.3	271	0.2	222
Gain on sale and exchange of investment	1,656	1.0	571	0.3	1,085
Valuation loss on investment in securities	(65)	(0.0)	(618)	(0.4)	553
Others (net)	(108)	(0.1)	(18)	(0.0)	(90)

Total other income (expense), net	2,133	1.3	313	0.2	1,820
Income before income taxes, equity in net income of affiliated companies and minority interests	3,466	2.1	12,079	7.5	(8,613)

Income taxes
Current	3,268	2.0	3,041	1.9	227
Deferred	(1,809)	(1.1)	2,759	1.7	(4,568)

Total income taxes	1,459	0.9	5,800	3.6	(4,341)

Income before equity in net income of affiliated companies and minority interests	2,007	1.2	6,279	3.9	(4,272)
Equity in net income of affiliated companies	1,122	0.7	871	0.5	251
Minority interests	(308)	(0.2)	(360)	(0.2)	52

Net income	2,821	1.7	6,790	4.2	(3,969)

Earnings per share	19.60		47.17

IV-3. Consolidated Comprehensive Income Statement (unaudited)

	Last Fiscal Year	Previous Fiscal Year
	From April 1, 2005	From April 1, 2004	Amount of
	To March 31, 2006	To March 31, 2005	Increase (Decrease)
Accounts	Million Yen	Million Yen	Million Yen

Net income	2,821	6,790	(3,969)
Other comprehensive income (loss) – after adjustment of tax effect

Foreign currency exchange adjustment	3,084	(308)	3,392
Net unrealized gain on securities	7,746	(266)	8,012
Minimum pension liability adjustment	—	954	(954)

Total of other comprehensive income	10,830	380	10,450

Comprehensive income	13,651	7,170	6,481

IV-4. Consolidated Shareholders’ Equity Statement (unaudited)

					Accumulated
			Additional		other
	No. of Shares	Common	Paid-in	Retained	comprehensive
	Held Outside the	Stock	Capital	Earnings	income	Treasury stock
	Company	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen

As of April 1, 2005	143,944	13,260	25,242	134,572	2,745	(73)
Net income				2,821
Other comprehensive income					10,830
Cash dividends paid				(2,878)
(20.0 yen per share)
Purchase of treasury stock	(28)					(44)

As of March 31, 2006	143,916	13,260	25,242	134,515	13,575	(117)

					Accumulated
			Additional		other
	No. of Shares	Common	Paid-in	Retained	comprehensive
	Held Outside the	Stock	Capital	Earnings	income	Treasury stock
	Company	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen

As of April 1, 2004	143,964	13,260	25,242	129,941	2,365	(50)
Net income				6,790
Other comprehensive income					380
Cash dividends paid				(2,159)
(15.0 yen per share)
Purchase of treasury stock	(20)					(23)

As of March 31, 2005	143,944	13,260	25,242	134,572	2,745	(73)

IV-5. Consolidated Cash Flow Statement (unaudited)

	Last Fiscal Year	Previous Fiscal Year
	From April 1, 2005	From April 1, 2004	Amount of
	To March 31, 2006	To March 31, 2005	Increase (Decrease)
Accounts	Million Yen	Million Yen	Million Yen

I. Operating activities
1. Net income	2,821	6,790	(3,969)
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	3,433	3,312	121
(2) Deferred taxes	(1,809)	2,759	(4,568)
(3) Gain/loss on sale of fixed assets	612	133	479
(4) Impairment loss on fixed assets	614	—	614
(5) Profit before return of substitutional portion of employee pension fund	—	(7,100)	7,100
(6) Valuation loss on investment in securities	65	618	(553)
(7) Gain on sale and exchange of investment securities	(1,659)	(571)	(1,088)
(8) Equity in net income of affiliated companies (after deduction of dividend income)	(674)	(448)	(226)
(9) Changes in assets and liabilities
Increase in receivables	(1,296)	(1,350)	54
Decrease (increase) in inventories	274	(878)	1,152
Increase in other current assets	(958)	(1,046)	88
Increase (decrease) in payables	(252)	1,198	(1,450)
Increase (decrease) in reserves for retirement benefits	(2,068)	1,193	(3,261)
Increase (decrease) in accrued expenses and other current liabilities	1,667	(2,655)	4,322
(10) Others	(51)	90	(141)

Net cash flow from operating activities	719	2,045	(1,326)

II. Investing activities
1. Proceeds from sale and redemption of marketable securities	32,161	51,990	(19,829)
2. Acquisition of marketable securities	(21,525)	(51,111)	29,586
3. Proceeds from sales of fixed assets	513	340	173
4. Acquisition of tangible fixed assets	(6,456)	(5,418)	(1,038)
5. Proceeds from sale and redemption of investments	1,231	926	305
6. Acquisition of investments in affiliated companies	—	(16)	16
7. Acquisition of investments	(7,905)	(2,985)	(4,920)
8. Decrease (increase) in other assets	(88)	746	(834)

Net cash flow from investing activities	(2,069)	(5,528)	3,459

III. Financing activities
1. Increase (decrease) in short-term bank loans	(409)	2,813	(3,222)
2. Proceeds from long-term debt	19	45	(26)
3. Repayment of long-term debt	(116)	(380)	264
4. Purchase of treasury stock	(44)	(23)	(21)
5. Dividend payment	(2,878)	(2,159)	(719)

Net cash flow from financing activities	(3,428)	296	(3,724)

IV. Effect of exchange rate on cash and cash equivalents	476	(61)	537

V. Increase/decrease in cash and cash equivalents	(4,302)	(3,248)	(1,054)
VI. Initial balance of cash and cash equivalents	24,195	27,443	(3,248)

VII. Year end balance of cash and cash equivalents	19,893	24,195	(4,302)
Additional Information

Cash paid for
Interest	56	85	(29)
Income taxes, etc.	1,832	5,395	(3,563)
Investment activities without cash disbursement
Share exchange	1,321	—	1,321

IV-6. Basic Matters in Preparation of Consolidated Financial Statements
1.	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:
Wacoal Corporation, Studio Five Corp., Kyushu Wacoal Manufacturing Corp., Nanasai Co., Ltd., Torica Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd. and Wacoal China Co., Ltd.

Major Affiliated Companies: Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

2.	Matters Regarding New Subsidiaries and Affiliates

Consolidated (new): Wacoal Corporation Consolidated (excluded): Point Up Inc. Equity Method (excluded): WJ Corp.

3.	Standard of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States (hereinafter referred to as the “U.S. Accounting Standards”) except for segment information which is prepared using Accounting Standards Generally Accepted in Japan. Various laws and ordinances relating to accounting in the U.S. include Regulation S-X, Accounting Series Releases regarding reporting to the Security Exchange Commission, the Financial Accounting Standards Board (FASB), the Accounting Principles Board (APB), and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others.

4.	Significant Accounting Policies

(1)	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.

(2)	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of assets (the lease term or useful life, whichever is shorter, is used for capitalized leased assets).

(3)	Valuation Method of Marketable Securities and Investment Securities

Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valued at a fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.

(4)	Reserve for Retirement Benefits

This is accounted for based on the provisions of FASB Standard No. 87 and No.88. With respect to return of the substitutional portion of the employee pension fund to the Japanese government, FASB Emerging Issue Task Force Issue 03-2 “Accounting For the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” was adopted.

(5)	Lease Transactions

Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments.

(6)	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

(7)	Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.

(Notes)
1.	Market Value, etc. of Securities
(Unit: Million Yen)

	Last Fiscal Year				Previous Fiscal Year
	As of March 31, 2006				As of March 31, 2005
	Acquisition	Total Unrealized	Total Unrealized	Fair	Acquisition	Total Unrealized	Total Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value

Securities
National and Local	5,914	1	27	5,888	5,521	16	0	5,537
Government Bonds
Corporate Bonds	13,539	132	80	13,591	19,920	21	15	19,926
Bank Bonds	7,702	1	13	7,690	13,412	88	3	13,497
Trust Fund	5,431	167	68	5,530	4,404	43	11	4,436

Total	32,586	301	188	32,699	43,257	168	29	43,396

Investment
Equities	25,492	26,479	129	51,842	17,294	13,398	18	30,674

Total	25,492	26,479	129	51,842	17,294	13,398	18	30,674

2.	Reserve for Retirement Benefits
     Employee Retirement Benefit Plans
     Our subsidiaries have several retirement benefit plans. Wacoal Corporation has adopted a defined-contribution pension fund plan, and some subsidiaries have adopted an eligible pension plan.
     The market value of estimated future payments, increase and decrease of fair value of pension assets, and related information are as follows:

	March 31, 2006	March 31, 2005
Increase/(decrease) of fair value of estimated future payment
Initial balance of fair value of estimated future payment	36,481 million yen	54,618 million yen
Service expense	1,228	1,811
Interest rate expense	722	1,063
Contribution of employees	92	114
Actuarial losses	2,926	(1,113)
Prior service liabilities incurred due to system change	(5,833)	—
Pension benefits from pension assets	(281)	(218)
Temporary benefits from pension assets	(2,361)	(1,846)
Pension benefits from the company	(287)	(354)

Return of substitutional portion of employee pension fund	—	(17,594)

Current year end balance of fair value of estimated future payment	32,687	36,481

Increase/(decrease) of fair value of pension assets
Initial balance of pension assets	22,877	29,481
Actual increase	3,953	1,455
Pension contributed from company	2,682	2,668
Contribution from employees	92	114
Pension benefits	(281)	(218)

Temporary benefits	(2,361)	(1,846)

Return of substitutional portion of employee pension fund	—	(8,777)

Current year end balance of pension assets	26,962	22,877

Initial balance of pension benefit trusts	5,499	6,032
Actual increase	3,399	(533)

Current year end balance of pension benefit trusts	8,898	5,499

Balance of estimated future payment and pension assets	(3,173)	8,105

Unrecognized actuarial differences	769	(3,327)
Unrecognized prior service liabilities (decrease in liabilities)	6,954	1,690

Reserve for retirement benefits recognized	4,550	6,468

	Year Ended March 2006	Year Ended March 2005
Current year retirement benefit expense
Service expense	1,227	1,728
Interest rate expense	722	1,063
Expected performance benefit from pension assets	(607)	(629)
Amortized and deferred net unrecognized liability	12	1,020
Gain from disposal of retirement benefits	(256)	—
Difference of estimated benefit obligation and accumulated benefit obligation of the substitutional portion of employee pension fund	—	(1,716)
Temporary disposal of the unrecognized actuarial differences due to the return of substitutional portion	—	2,644

Total	1,098	4,110

	Year Ended March 2006	Year Ended March 2005
Assumptions
Actuarial assumptions — retirement benefit obligations
Reduction ratio	2.5%	2.5%
Expected promotion ratio of wage standard	0.5	0.5
Actuarial assumptions — net pension cost for the term
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standards	0.5	0.4
Long-term performance benefit of pension assets	2.5	2.5
     Unrecognized losses have been amortized over the length of average remaining service (12 years).
     Officers’ Retirement Benefit Plans
     Some of our group subsidiaries have adopted officers’ retirement benefit plans and the reserve for officers’ retirement benefits is included in the reserve for retirement benefits. The balance of reserves for officers’ retirement benefits for the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2005 were 72 million yen and 615 million yen, respectively. At the 57th ordinary general meeting of shareholders held on June 29, 2005, it was resolved to terminate such traditional officers’ retirement benefit plan and to pay the relevant amount of benefits to directors. The amount of officers’ retirement benefits paid for the relevant period prior to such general meeting is included and reflected as a long-term accrued liability under “Others” of Long-term Liabilities.

3.	Income Taxes
     The effective corporate tax rate is different from the legal tax rate due to the following reasons:

	Year Ended March 2006	Year Ended March 2005
Legal tax rate	40.7%	40.7%
Reasons increased (decreased)
Expense excluded from nontaxable expenses	9.9	3.7
Valuation allowance	0.0	3.8
Undistributed earnings of foreign subsidiaries and affiliates	2.9	0.5
Tax rate balance of foreign companies	(4.7)	(1.9)
Tax credit	(3.2)	(0.9)
Admission of investment loss related to affiliates	(4.9)	(0.2)
Others	1.4	2.3

Effective corporate tax rate	42.1	48.0

     The effect of temporary differences, etc. for deferred tax assets/liabilities is as follows.

	March 31, 2006		March 31, 2005
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
Sales returns	1,037 million yen		812 million yen
Allowance for doubtful receivables	115		—
Inventory valuation	1,211		1,269
Intercompany profits	153		187
Accrued bonuses	1,474		1,360
Valuation loss on investment securities	615		624
Gain on sales of fixed assets		1,753 million yen		1,819 million yen
Undistributed earnings of foreign subsidiaries and affiliates		2,363		2,002
Net unrealized gain on securities		10,726		5,502
Net realized gain on exchange of equity securities		2,415		1,996
Capitalized supplies	343		365
Enterprise taxes	195		62
Compensated absences	788		909
Pension expense	2,271		2,455
Excess over depreciation and amortization and impairment loss	1,600		1,657
Tax loss carryforwards	3,965		1,717
Other temporary differences	769	36	799	5

Total	14,536	17,293	12,216	11,324
Valuation allowance	(1,651)		(1,645)

Total	12,885	17,293	10,571	11,324

4.	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to hedge exchange rate and interest rate risks, forward exchange contracts have been utilized as financial derivative products. There have also been non-market forward exchange transactions (dollar-buying, yen-selling), but profits and losses of such transactions have been omitted as the amounts involved are non-material.

V. Segment Information
(1)	Segment Information by Type of Business
  Last fiscal year (April 1, 2005 to March 31, 2006)
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated

I. Sales
(1) Sales to outside customers	148,719	15,403	164,122	—	164,122
(2) Internal sales among segments	—	4,121	4,121	(4,121)	—

Total	148,719	19,524	168,243	(4,121)	164,122

Operating expenses	146,310	19,538	165,848	(3,059)	162,789
Operating income (Loss)	2,409	(14)	2,395	(1,062)	1,333
II. Assets, depreciation and amortization and capital expenditure
Assets	121,176	20,327	141,503	100,793	242,296
Depreciation and amortization	3,167	185	3,352	81	3,433
Capital expenditure	5,677	10	5,687	—	5,687
 Previous fiscal year (April 1, 2004 to March 31, 2005)
(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated

I. Sales
(1) Sales to outside customers	145,234	15,734	160,968	—	160,968
(2) Internal sales among segments	—	4,172	4,172	(4,172)	—

Total	145,234	19,906	165,140	(4,172)	160,968

Operating expenses	140,299	19,562	159,861	(10,659)	149,202
Operating income	4,935	344	5,279	6,487	11,766
II. Assets, depreciation and amortization and capital expenditure
Assets	111,329	19,289	130,618	95,578	226,196
Depreciation and amortization	3,014	209	3,223	89	3,312
Capital expenditure	6,263	22	6,285	—	6,285

(Note)	1.	Segment information is prepared based on the consolidated financial statement regulations.

	2.	Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

	3.	Core products of respective businesses:

		Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

		Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)	Segment Information by Location
  Last fiscal year (April 1, 2005 to March 31, 2006)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated

I. Sales
(1) Sales to outside customers	143,514	5,785	14,823	164,122	—	164,122
(2) Internal sales among segments	1,161	4,820	1	5,982	(5,982)	—

Total	144,675	10,605	14,824	170,104	(5,982)	164,122

Operating expenses	144,279	10,261	13,169	167,709	(4,920)	162,789
Operating income	396	344	1,655	2,395	(1,062)	1,333
II. Assets	125,812	22,984	9,460	158,256	84,040	242,296
  Previous fiscal year (April 1, 2004 to March 31, 2005)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated

I. Sales
(1) Sales to outside customers	142,993	5,176	12,799	160,968	—	160,968
(2) Internal sales among segments	993	4,090	0	5,083	(5,083)	—

Total	143,986	9,266	12,799	166,051	(5,083)	160,968

Operating expenses	140,455	8,732	11,585	160,772	(11,570)	149,202
Operating income	3,531	534	1,214	5,279	6,487	11,766
II. Assets	118,723	19,947	7,360	146,030	80,166	226,196

(Note)	1.	Segment information is prepared based on the consolidated financial statement regulations.

	2.	Main countries and areas belonging to classifications other than Japan

		Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries
(3)	Overseas Sales
  Last fiscal year (April 1, 2005 to March 31, 2006)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	5,785	14,823	20,608
II. Consolidated sales			164,122
III. Ratio of overseas sales in consolidated sales	3.5%	9.0%	12.5%
  Previous fiscal year (April 1, 2004 to March 31, 2005)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total

I. Overseas sales	5,176	12,799	17,975
II. Consolidated sales			160,968
III. Ratio of overseas sales in consolidated sales	3.2%	8.0%	11.2%

(Note)	1.	Segment information is prepared based on the consolidated financial statement regulations.

	2.	Main countries and areas belonging to classifications other than Japan
		Asia: various countries of East Asia and Southeast Asia
		Europe/U.S.: the U.S. and various European countries

VI. Status of Production and Sales
(1) Production Results

	Last Fiscal Year		Previous Fiscal Year
	From April 1, 2005		From April 1, 2004
Segment name by type of business	To March 31, 2006		To March 31, 2005
	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%
Textile goods and related products	68,489	100.0	66,614	100.0
(2)	Sales Results

	Last Fiscal Year		Previous Fiscal Year
	From April 1, 2005		From April 1, 2004
Segment name by type of business	To March 31, 2006		To March 31, 2005
	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%
Textile goods and related products
Innerwear
Foundation and lingerie	119,875	73.0	114,895	71.4
Nightwear	10,440	6.4	10,746	6.7
Children’s underwear	2,216	1.3	2,317	1.4

Subtotal	132,531	80.7	127,958	79.5

Outerwear/Sportswear	9,128	5.6	9,628	6.0
Hosiery	2,462	1.5	2,398	1.5
Other textile goods and related products	4,598	2.8	5,250	3.2

Total	148,719	90.6	145,234	90.2

Others	15,403	9.4	15,734	9.8

Total	164,122	100.0	160,968	100.0

VII. Summary of Non-Consolidated Financial Statements for the Fiscal Year Ended March 2006

May 10, 2006
Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
( URL http://www.wacoal.co.jp/ )

Representative:	Position: Representative Director Name: Yoshitaka Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning Name: Ikuo Otani Tel: (075) 682-1006
Date of Meeting of Board of Directors to Approve Financial Statements: May 10, 2006
Scheduled Date of Commencement of Dividend Payment: June 30, 2006
Date of Ordinary General Meeting of Shareholders: June 29, 2006
Existence of Interim Dividend System: None
Adoption of Unit Share System: Yes (1 Unit: 1,000 shares)
1.	Results for the Fiscal Year Ended March 2006 (April 1, 2005 to March 31, 2006)

(1)	Business Results (Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Ordinary Income
	Million Yen	%	Million Yen	%	Million Yen	%
Year Ended March 2006	70,504	(45.0)	4,757	15.7	6,256	5.7
Year Ended March 2005	128,243	(0.2)	4,111	(28.8)	5,919	(17.2)

					Ratio of Net	Ratio of
			Net	Diluted Net	Income to	Ordinary
			Income	Earnings Per	Shareholders’	Income to Total	Ratio of Ordinary
	Net Income		Per Share	Share	Equity	Assets	Income to Sales

	Million Yen	%	Yen	Yen	%	%	%
Year Ended March 2006	2,877	(7.1)	19.81	—	3.7	7.1	8.9
Year Ended March 2005	3,098	(23.2)	21.33	—	1.9	3.0	4.6

(Note)	(i)	Average number of shares during the fiscal year ended:
March 2006: 143,933,607 shares March 2005: 143,956,284 shares

	(ii)	Changes in accounting method: None

	(iii)	Percentages indicated under sales, operating income, ordinary income and net income represent the increase/decrease compared to the previous year.

	(iv)	Due to the transition to a holding company structure by the corporate split as of October 1, 2005, the non-consolidated business results and financial status for the fiscal year ended March 2006 of the Company have significantly changed from the results and status for the fiscal year ended March 2005.
(2)	Status of Dividends

	Annual Dividend Per Share			Total Dividends	Dividend	Dividend Ratio for
		Interim	End of Year	(Annual)	Tendency	Shareholders’ Equity
	Yen	Yen	Yen	Million Yen	%	%
Year Ended March 2006	20.00	—	20.00	2,878	100.9	1.9
Year Ended March 2005	20.00	—	20.00	2,878	93.8	1.8
(3)	Financial Status

	Total Assets	Total Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	%	Yen
Year Ended March 2006	154,925	151,976	98.1	1,055.83
Year Ended March 2005	196,641	162,637	82.7	1,129.67

(Note)	(i)	Number of outstanding shares at end of the year: March 2006: 143,915,933 shares March 2005: 143,944,440 shares

	(ii)	Number of treasury stock at end of the year: March 2006: 100,752 shares March 2005: 72,245 shares
2.	Forecast of Business Results for the Fiscal Year Ending March 2007 (April 1, 2006 to March 31, 2007)

				Annual Dividend Per Share
	Sales	Operating Income	Net Income	Interim	End of Year
	Million Yen	Million Yen	Million Yen	Yen	Yen	Yen
Interim Period	2,300	200	200	—	—	—
Annual	5,700	1,700	1,500	—	22.00	22.00
(Reference) Expected net income per share (annual basis): 10.42 yen

*	The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future.

VIII-1. Balance Sheet (unaudited)

	Last Fiscal Year		Previous Fiscal Year		Amount of
Accounts	As of March 31, 2006		As of March 31, 2005		Increase (Decrease)
	Million Yen	%	Million Yen	%	Million Yen
(Assets)
I. Current Assets	22,004	14.2	83,486	42.5	(61,481)

Cash and bank deposits	1,966		19,165		(17,198)
Trade notes	—		287		(287)
Trade accounts	—		15,627		(15,627)
Marketable securities	18,529		21,065		(2,536)
Finished products	—		18,173		(18,173)
Raw materials	—		244		(244)
Work in process	—		120		(120)
Materials held by Subcontractors	—		2,070		(2,070)
Short-term loans	—		3,800		(3,800)
Deferred income taxes	186		3,923		(3,737)
Others	1,322		536		785
Reserve for bad debts	—		(1,530)		1,530

II. Fixed Assets	132,920	85.8	113,155	57.5	19,765

1. Tangible fixed assets	41,742	27.0	42,520	21.6	(777)
Buildings	21,094		20,015		1,078
Structures	574		407		167
Machinery	—		64		(64)
Vehicles	—		32		(32)
Equipment and tools	1,563		2,525		(961)
Land	18,509		18,840		(331)
Temporary account for Construction	—		634		(634)

2. Intangible fixed assets	585	0.4	3,277	1.7	(2,692)
Goodwill	—		91		(91)
Leasehold right	585		585		0
Software	—		2,514		(2,514)
Others	—		86		(86)

3. Investment and other assets	90,592	58.4	67,357	34.2	23,235
Investment securities	16,332		56,465		(40,133)
Equity investment in Subsidiaries	74,092		6,687		67,405
Long-term loans	—		435		(435)
Lease deposits	5		2,214		(2,208)
Others	161		1,781		(1,620)
Reserve for bad debts	—		(226)		226

Total Assets	154,925	100.00	196,641	100.00	(41,715)

	Last Fiscal Year		Previous Fiscal Year		Amount of
Accounts	As of March 31, 2006		As of March 31, 2005		Increase (Decrease)
	Million Yen	%	Million Yen	%	Million Yen
(Liabilities)
I. Current Liabilities	2,392	1.5	26,798	13.6	(24,406)

Notes payable	58		814		(755)
Accounts payable-trade	—		11,444		(11,444)
Accrued liability	1,097		6,887		(5,789)
Accrued expenses	5		418		(412)
Accrued corporate taxes, etc.	1,173		232		941
Accrued bonuses	50		2,850		(2,800)
Allowance for returns	—		1,650		(1,650)
Others	6		2,501		(2,495)

II. Long-term Liabilities	556	0.4	7,205	3.7	(6,648)

Deferred tax liability	79		5,107		(5,027)
Reserve for retirement benefits	—		890		(890)
Reserve for officers retirement benefit	—		473		(473)
Others	476		734		(257)

Total Liabilities	2,948	1.9	34,004	17.3	(31,055)

(Shareholders’ Equity)
I. Common stock	13,260	8.6	13,260	6.7	—

II. Additional paid-in capital	25,273	16.3	25,273	12.9	—

Capital reserve	25,273		25,273		—

III. Retained earnings	113,493	73.2	113,522	57.7	(29)

Retained earnings reserve	3,315		3,315		—
Additional paid-in capital	105,219		105,271		(52)
Undistributed profits	4,958		4,935		23

IV. Other securities valuation difference	67	0.0	10,654	5.4	(10,586)

V. Treasury stock	(117)	(0.0)	(72)	(0.0)	(44)

Total Shareholders’ Equity	151,976	98.1	162,637	82.7	(10,660)

Total Liabilities and Shareholders’ Equity	154,925	100.00	196,641	100.00	(41,715)

VIII-2. Income Statement (unaudited)

	Last Fiscal Year		Previous Fiscal Year
	From April 1, 2005		From April 1, 2004		Amount of
Accounts	To March 31, 2006		To March 31, 2005		Increase (Decrease)
	Million Yen	%	Million Yen	%
I. Operating revenue	70,504	100.00	128,243	100.00	(57,739)
Sales	68,184		128,243		(60,059)
Income from lease	2,128		—		2,128
Dividend Income	52		—		52
Others	138		—		138
II. Operating expenses	65,746	93.3	124,132	96.8	(58,385)
Cost of sales	35,105		66,738		(31,632)
Cost of lease	1,292		—		1,292
Selling, general and administrative expenses	29,349		57,393		(28,044)

Operating income	4,757	6.7	4,111	3.2	645

III. Non-operating income	1,644	2.3	2,019	1.6	(374)
Interest income	165		218		(53)
Dividends received	936		812		124
Others	542		988		(446)
IV. Non-operating expenses	145	0.2	211	0.2	(65)
Interest expense	0		1		(0)
Others	144		210		(65)

Current income	6,256	8.8	5,919	4.6	336

V. Extraordinary gains	182	0.3	990	0.8	(807)
Gains on sales of fixed assets	5		19		(14)
Gain on sale of investment securities	177		596		(418)
Amended gain on subsidiary support of previous year	—		374		(374)
VI. Extraordinary loss	1,595	2.3	1,411	1.1	183
Loss on sale of fixed assets	514		137		377
Impairment loss	314		—		314
Valuation loss of investment securities	—		15		(15)
Additional charge for optional retirement	500		718		(218)
Pension for subsidiary allowance for doubtful receivables	219		395		(175)
Valuation loss of subsidiary stock	20		145		(124)
Subsidiary support loss	25		—		25

Pre-tax net income	4,843	6.8	5,498	4.3	(655)
Corporate tax, resident tax and enterprise tax	2,135	3.0	2,183	1.7	(48)
Adjustment of corporate tax, etc.	(169)	(0.2)	216	0.2	(386)

Net income	2,877	4.0	3,098	2.4	(220)
Profit carryforwards from previous year	2,081		1,837		243

Undistributed profits	4,958		4,935		23

VIII-3. Income Statement (unaudited)

	Last Fiscal Year	Previous Fiscal Year
	From April 1, 2005	From April 1, 2004	Amount of
Accounts	To March 31, 2006	To March 31, 2005	Increase (Decrease)
	Million Yen	Million Yen	Million Yen
Current year undistributed income	4,958	4,935	23
Liquidated amount of reduced reserve for fixed assets	67	52	14

Total	5,025	4,987	37

Dividends to shareholders	2,878	2,878	(0)
	(20.00 yen per share)	(20.00 yen per share)
Officers bonuses	25	28	(3)
(Directors)	25	25	(0)
(Statutory Auditors)	—	2	(2)

Profit carryforwards to next year	2,122	2,081	41

Basic Matters in Preparation of Non-Consolidated Financial Statements
1.	Valuation Standards and Method of Assets

(1)	Valuation standards and method of securities
Stock of subsidiaries and affiliated companies: Cost accounting method based on moving average method
Other securities:
Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on moving average method)
Securities without market value: Cost accounting method based on moving average method
(2)	Valuation standard and method of inventories: Lower cost accounting method based on first-in first-out method

2.	Depreciation Method of Fixed Assets

(1)	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.
Buildings and structures: 5 to 50 years
Machinery and vehicles: 6 to 12 years
Equipment and tools: 5 to 20 years
(2)	Intangible fixed assets: Fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.

3.	Reserves

(1)	Reserve for bad debts: In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectible amounts are reserved using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectible accounts.

(2)	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

(3)	Reserve for adjustment of returned goods: In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is reserved.

(4)	Reserve for retirement benefits: In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved.

(5)	Reserve for officers’ retirement benefit: In order to prepare for the expenditure of reserves for officers’ retirement benefits, any necessary interim amounts based on the internal regulations relating to the provision of officers’ retirement benefits has been recorded. However, at the 57th ordinary general meeting of shareholders held on June 29, 2005, it was resolved to terminate such traditional officers’ retirement benefit plan and to pay the relevant amount of benefits to directors. The amount of officers’ retirement benefits paid for the relevant period prior to such general meeting is included and reflected as a long-term accrued liability under “Others” of Long-term Liabilities.

4.	Processing Method of Lease Transactions

Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

5.	Material Matters in Preparation of Other Financial Statements

Accounting procedures for consumption tax, etc.

Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

6.	Notes

	(Last Fiscal Year)	(Previous Fiscal Year)
1. Notes to the Balance Sheet

(1) Accumulated depreciation in tangible fixed assets	26,252 million yen	30,852 million yen

(2) Matters relating to lease transactions Financial lease other than transfer of ownership
(i) Acquisition cost equivalent, cumulative depreciation equivalent, and year end balance equivalent	(Tools and equipment)	(Tools and equipment)
Acquisition cost equivalent	- million yen	56 million yen
Cumulative depreciation equivalent	—	45

Year end balance equivalent	—	10
(ii) Year end balance equivalent of lease obligation
Within one year	- million yen	17 million yen
Over one year	—	5

Total	—	23
Since the tangible fixed assets represent a small percentage of the lease obligation, the foregoing amounts have been calculated including interest portion.
(iii) Lease fee paid
Lease fee paid	9 million yen	71 million yen
Depreciation expense equivalent	4	38

(3) Shares of affiliated companies with market value
Appropriation on balance sheet	2,163 million yen	2,699 million yen
Market value	3,637	6,201

Balance	1,474	3,501

(4) Breakdown of deferred tax assets and deferred tax liabilities
Deferred tax assets
Inventory valuation	- million yen	1,041 million yen
Valuation loss on investment securities	146	891
Excess over allowed limit of reserve for retirement benefits	—	586
Officers retirement benefit	—	192
Excess over allowed limit of reserve for bonus payment	20	1,159
Excess over allowed limit of reserve for returns as expenses	—	632
Capitalized supplies	—	364
Accrued enterprise tax	92	39
Excess over allowed limit of allowance for doubtful receivables as expense	—	676
Excess over depreciation and amortization and impairment loss	1,138	1,569
Others	232	545

Total deferred tax asset	1,629	7,700
Deferred tax liabilities
Other securities valuation difference	(46)	(7,312)
Reserve for deferred gain on sales of fixed assets	(1,477)	(1,523)
Others	(0)	(47)

Total deferred tax liability	(1,523)	(8,883)

Net deferred tax asset (liability)	106	(1,183)

(5) Difference in corporate and other tax rates between legal tax rate and the legal tax rate after application of tax effect accounting
Legal tax rate		40.7%
Reasons increased (decreased)
Tax deduction		(1.0)
Income excluding profit		(1.9)
Expenses excluding loss		4.7
Per capita inhabitants tax		1.1
Other		0.1

Effective corporate and other tax rates after application of tax effect		43.7

Notes are omitted because the difference in corporate and other tax rates between legal tax rate and the legal tax rate after application of tax effect accounting is at or below 5/100 of the legal tax rate.

2.	Notes to the Income Statement

The Company transitioned to a holding company structure on October 1, 2005 by corporate split. For this reason, sales of the Company are mainly from income from leases and dividends, etc., which are recorded as “Operating revenue” for the period from October 1, 2005 to March 31, 2006, while sales of the Company were mainly from textile goods and related products for the period from April 1, 2005 to September 30, 2005.

IX. Changes to Corporate Officers (June 29, 2006)
     The scheduled changes to directors and auditors after the conclusion of the 58th ordinary general meeting of shareholders to be held on June 29, 2006 will be as follows.
1.	Directors

(1)	New candidates for director

Tadashi Yamamoto

(2)	Resignation of Directors (Expected)

Masayuki Yamamoto (director)

(3)	Promotion to Director

Managing Director Shoichi Suezawa (Director)

2.	Statutory Auditors

(1)	Candidate for new Statutory Auditor

Yutaka Hasegawa (outside statutory auditor)

(2)	Resignation of Statutory Auditors

Riichiro Okano (outside statutory auditor)
Management and Administrative Organization for the 59th Fiscal Year
     New positions for Corporate Officers will be established after the conclusion of the 58th ordinary general meeting of shareholders to be held on June 29, 2006. New management and administrative organization will be as follows:

Director/Statutory Auditor	Name

Representative Director	Yoshikata Tsukamoto
Managing Director	Shoichi Suezawa
Director	Yuzo Ito
Director	Tatsuya Kondo
Director	Tadashi Yamamoto (new)
Director (outside director)	Kazuo Inamori
Director (outside director)	Mamoru Ozaki
Statutory Auditor	Michihiko Kato
Statutory Auditor	Hajime Kotake
Statutory Auditor (outside statutory auditor)	Noboru Unabara
Statutory Auditor (outside statutory auditor)	Yutaka Hasegawa (new)
Statutory Auditor (outside statutory auditor)	Yoko Takemura

(Reference)
     The scheduled changes to directors and auditors and the management and administrative organization for the 2nd Fiscal Year of Wacoal Corporation will be as follows:
Changes to Corporate Officers (June 21, 2006)
     The scheduled changes to directors and auditors after the conclusion of the 1st ordinary general meeting of shareholders to be held on June 21, 2006 are as follows.
1.	Directors

(1)	New Candidates for Director

Tsuneo Shimizu Tadashi Yamamoto Hironobu Yasuhara Tadashi Yamamoto Ikuo Otani Akio Shinozaki

(2)	Resignation of Directors

Shoichi Suezawa Masayuki Yamamoto

2.	Statutory Auditors

(1)	Candidates for new Statutory Auditor

Shoichi Kono

(2)	Resignation of Statutory Auditors

Michihiko Kato Noboru Unabara (outside statutory auditor) Riichiro Okano (outside statutory auditor) Yoko Takemura (outside statutory auditor)

Management and Administrative Organization for the 2nd Fiscal Year
     New positions for corporate officers will be established after the conclusion of the 1st ordinary general meeting of shareholders to be held on June 21, 2006. The new management and administrative organization will be as follows:

Director/Statutory Auditor	Corporate Officer	Name	Responsibility
Representative Director	President and Corporate Officer	Yoshikata Tsukamoto

Director	Senior Corporate Officer	Yuzo Ito	In charge of Wacoal Brand Operation Division, Wing Brand Operation Division, and Technology/Production Division

Director	Senior Corporate Officer	Tatsuya Kondo	General Manager of Direct Marketing Operation Division and in charge of Wellness Department and Housing Design Department

Director (new)	Senior Corporate Officer	Tsuneo Shimizu	General Manager of Wacoal Brand Operation Division

Director (new)	Managing Corporate Officer	Tadashi Yamamoto	General Manager of Personnel and Administration Department and Chief of Sports Group

Director (new)	Managing Corporate Officer	Hironobu Yasuhara	General Manager of Wing Brand Operation Division

Director (new)	Corporate Officer	Tadashi Yamamoto	General Manager of International Operation Division

Director (new)	Corporate Officer	Ikuo Otani	In charge of Corporate Planning

Director (new)	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center and General Manager of Intellectual Property Division

	Corporate Officer	Ichiro Katsura	General Manager of Administration Department

	Corporate Officer	Tetsuo Onai	General Manager of Information System Division

	Corporate Officer	Ryu Yamada	In charge of Customer Communication Promotion Office, Business Strategy Office and General Manager of Business Development Division

	Corporate Officer	Minehiro Sato	Deputy General Manager of Wacoal Brand Operation Division (in charge of shops) and Manager in Metropolitan Area (in charge of department stores)

	Corporate Officer	Nobuhiro Matsuda	Wacoal Brand Operation Division, General Manager of Management Control Department

	Corporate Officer	Yuzo Ide	Wacoal Brand Operation Division, General Manager of Sales Planning Control department

	Corporate Officer	Masakazu Kitagawa	Wacoal Brand Operation Division, General Manager of East Japan Sales Control (chain stores)

	Corporate Officer	Masahiro Joshin	General Manager of Tokyo Sales Office, Wing Brand Operation Division

	Corporate Officer	Tsutomu Fukui	General Manager of Technology/Production Division

Statutory Auditor		Hajime Kotake

Statutory Auditor (new)		Shoichi Kono

EXHIBIT 2
Announcement Regarding Business and Capital Alliance
with Peach John Co., Ltd.

(English Translation)
May 10, 2006
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, General Manager, Corporate Planning
(Telephone: 075-682-1010)
Announcement Regarding Business and Capital Alliance with Peach John Co., Ltd.
     We hereby announce that on May 10, 2006, our board of directors resolved to form a business and capital alliance with Peach John Co., Ltd. (“Peach John”) and the company has reached a basic agreement with Peach John pursuant to the terms described below.
1. Purpose and Details of Business and Capital Alliance
     In an effort to formulate a mid to long-term business strategy for accelerated growth, we are currently considering strategic business alliances that go beyond the scope of our traditional sales channels and that may enable us to cultivate new business models or expand our business, and we are taking initiatives to expand our business by broadening our base in areas and geographic territories with a high competitive potential.
     We plan to further enhance the position of our core Wacoal and Wing brands in the innerwear market and simultaneously pursue business development that meets the needs of consumers in various segments, utilizing the driving forces of our catalog sales, Wellness and directly managed store businesses from which growth potential is expected.
     Peach John, our new alliance partner, has achieved a breakthrough with its own catalog and Internet sales of innerwear, outerwear and other products by planning and developing its own original designs. Peach John has many loyal customers, mainly young women and young career women, and is developing company stores across Japan.
     We have decided to enter into an alliance with Peach John because we believe it will give us the ability to utilize our respective know-how and combine our respective broad customer bases in the mail-order and directly managed store businesses, and it will also give us the opportunity to explore potential synergies from the joint development and provision of products and services to meet new customer needs, and from collaboration regarding the development of new businesses, joint branding and overseas development.
     The details of the business alliance will be discussed and considered in due course.

2. Outline of Peach John

(1)	Corporate Name:	Peach John Co., Ltd.

(2)	Location of Head Office:	17-11, Jingumae 6-chome, Shibuya-ku, Tokyo

(3)	Name of Representatives:	Shoji Noguchi, Representative Director and Chairman Mika Noguchi, Representative Director and President

(4)	Principal Business:	Mail-order sales of women’s apparel and various other apparel products

(5)	Date of Incorporation:	June 1, 1994

(6)	Capital Amount:	90,000 thousand yen

(7)	Fiscal Year End:	May 31

(8)	Number of Employees:	140 (as of March 16, 2006)

(9)	Principal Business Office:	Sendai, Japan

(10)	Total Number of Outstanding Shares:	1,800 shares

(11)	Major Shareholders and Shareholding Ratio:	Shoji Noguchi (882 shares/49.0%)
Mika Noguchi (918 shares/51.0%)
Total (1,800 shares/100%)

(12)	Results for Recent Fiscal Years:
(Unit: millions of yen)

Fiscal Year Ended	May 31, 2004	May 31, 2005
Net Sales	14,471	16,095
Net Income	1,096	1,873
Total Assets	4,162	7,411

(13)	Relationship:	There is no capital, personnel or business relationship with the Company.
3. Acquisition of Shares

(1)	Name of Transferor:	Shoji Noguchi (Representative Director and Chairman of Peach John)

(2)	Number of shares held before acquisition:	None (0%)

(3)	Number of shares to be acquired:	882 shares

(4)	Number of shares held after acquisition:	882 shares (49%)

4. Schedule

Board of directors’ meeting for approval:	May 10, 2006
Execution of Basic Agreement:	May 10, 2006
Execution of Share Purchase Agreement:	May 30, 2006 (tentative)
Delivery of Stock Certificates:	June 2, 2006 (tentative)
5. Future Prospects
     We will periodically hold discussions with Peach John with respect to the particulars of the business alliance and joint projects, etc.
     We will announce the forecast for consolidated business results for the fiscal year ending March 31, 2007, which reflect the effect of this business alliance, once the particulars of the business and capital alliance have been determined and the effect on our business results have been analyzed.
— End —

EXHIBIT 3
Announcement of Amendments to Articles of Incorporation

(English Translation)
May 1, 2006
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, General Manager, Corporate Planning
(Telephone: 075-682-1010)
Announcement of Amendments to Articles of Incorporation
     We hereby announce that on May 10, 2006, our Board of Directors resolved to propose the following amendments to our Articles of Incorporation at the 58th ordinary general meeting of shareholders to be held on June 29, 2006.
1. Reasons for Amendments:
(1)	To add a new business to the Company’s business purpose, in view of further diversification of our business. (Article 2 of the proposed amendment)
(2)	To shorten the term of office of directors from the current two years to one year in order to clarify management responsibilities and establish a management system that is able to respond rapidly to a changing business environment. (Article 21 of the proposed amendment)
(3)	To provide that basic policies with respect to measures (i.e. defensive measures against takeovers) taken in response to the acquisition of a substantial number of shares of the Company by a third party may be adopted by resolution of the general meeting of shareholders. (Article 16 of the proposed amendment)

(Note) For more details, please refer to “Basic Polices for Measures (Defensive Measures Against Takeovers) Concerning Acquisition of a Substantial Shareholding of the Company” as separately announced as of the date of this announcement.
(4)	To reflect the following amendments to our Articles of Incorporation following the implementation of amendments to Japanese corporate law (“Corporate Law” No.86 of 2005):
(i)	To provide for various corporate governance bodies of the company to be established pursuant to Paragraph 2, Article 326 of the Corporate Law. (Article 4 of the proposed amendment)

(ii)	To provide that the Company shall issue stock certificates representing shares of the Company pursuant to the provision of Article 214 of the Corporate Law. (Article 7 of the proposed amendment)

(iii)	To provide that the rights of a holder of shares constituting less than one unit shall be restricted to the extent reasonable pursuant to the provisions of Paragraph 2, Article 189 of the Corporate Law. (Article 9 of the proposed amendment)

(iv)	To provide a provision that the Company deems availability on the Internet for a specified period of time of reference materials for general meetings of shareholders, business reports, financial statements and consolidated financial statements to be a sufficient means of delivery, in accordance with the provisions of the enforcement order of the Corporate Law and the Company Computation Regulations, which will allow the Company to provide such information in a cost-effective manner. (Article 15 of the proposed amendment)

(v)	To provide that the Company may, whenever necessary, adopt resolutions of the Board of Directors in writing or by means of electromagnetic delivery pursuant to the provisions of Article 370 of the Corporate Law. (Article 25 of the proposed amendment)

(vi)	To prescribe that the Company may, in advance, execute a limitation of liability agreement with outside statutory auditors pursuant to the provisions of Paragraph 1, Article 427 of the Corporate Law, so that such outside statutory auditors may exercise their expected roles fully. (Article 36 of the proposed amendment)

(vii)	To enable a more rapid return of profits to shareholders by giving the Board of Directors the authority to make decisions regarding distributions of surplus within one year of a change of the term of office of the directors pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law. (Article 38 of the proposed amendment)

In addition, to delete Article 6 of the Articles of Incorporation, since the repurchase of treasury stock is now defined as a distribution of surplus under the new Corporate Law, which enables the repurchase of treasury stock.

(viii)	To conform certain provisions of the Articles of Incorporation with relevant provisions of the Corporate Law, and to change various terms and expressions under the former Commercial Code to those used in the Corporate Law.
(5)	To delete provisions that merely confirm matters prescribed by the law and regulations, and to change, organize, amend various expressions, formatting, words and phrases of the text as necessary.

2.	Details of the Amendment

The details of the proposed amendment is as follows.
(Parts to be amended are underlined.)

Current Provision
Proposed Amendment

Chapter I. General Provisions
Chapter I. General Provisions

Article 1 (Trade Name)
     The name of the Company shall be “Kabushiki Kaisha Wacoal Holdings” and shall be expressed as “Wacoal Holdings Corp.” in English
Article 1 (Trade Name)
[The writing style of the original Japanese was amended, but the meaning remains unchanged.]

Article 2 (Purposes)
     The purposes of the Company shall be to engage in the following businesses:
1.	To control and manage the business activities of the companies which are engaged in the following businesses by holding the shares of such companies:
(1)	Manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

(2)	Manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

(3)	Manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and
Article 2 (Purposes)
     The purposes of the Company shall be to engage in the following businesses:
[The numbering format of Article 2 was amended in the original Japanese, but the meaning of the first 22 items remains unchanged.]

Current Provision
sale of health food;
(4)	Management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

(5)	Sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

(6)	Acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

(7)	Publishing and advertising business;

(8)	Sale, purchase, lease, brokerage and management of real estate;

(9)	Lease and brokerage of personal property;

(10)	Nonlife insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

(11)	Planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

(12)	Sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furniture, utensils, kitchens, modular baths and toilets;

(13)	Planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

(14)	Planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

(15)	Production, sale and lease of trees, plants and materials for gardening;

(16)	Data processing, provisions of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

(17)	Processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

(18)	Money lending, loan agency, guarantee, holding of and investment in securities and credit card business;
Proposed Amendment

Current Provision
Proposed Amendment

(19)	Dispatching of workers;

(20)	Education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

(21)	Undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

(22)	Warehousing;

(23)	Investments incidental to Items (1) through (22) above;

(24)	Any and all business incidental or related to Items (1) through (23) above;
(23)	Manufacture and sale of mannequins and display equipment;

(24)	Investments incidental to Items (1) through (23) above;

(25)	Any and all business incidental or related to Items (1) through (24) above;

Article 3 (Location of Head Office)
     The head office of the Company shall be located in Kyoto.
Article 3 (Location of Head Office)
[The writing style of the original Japanese was amended, but the meaning remains unchanged.].

[Newly added.]
Article 4 (Corporate Governance Bodies)
     The Company shall establish the following corporate governance bodies in addition to the general meeting of shareholders and directors:
(1)	Board of Directors

(2)	Statutory Auditor(s)

(3)	Board of Statutory Auditors

(4)	Accounting Auditor(s)

Article 4 (Method of Public Notice)
     Public notices of the Company shall be given in the Nihon Keizai Shimbun.
Article 5 (Method of Public Notice)
[The writing style of the original Japanese was amended, but the meaning remains unchanged.]

Chapter II. Shares
Chapter II. Shares

Article 5 (Total Number of Shares)
     The total number of shares issued by the Company shall be five hundred million (500,000,000) shares.
Article 6 (Total Number of Authorized Shares)
     The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000) shares.

     Provided, however, that in case of cancellation of shares, the total number of shares shall be reduced by such number of shares cancelled.

[Deleted.]

[Newly added.]
Article 7 (Issuance of Stock Certificates)
     The Company shall issue stock certificates representing shares of the Company.

Current Provision
Proposed Amendment

Article 6 (Acquisition of Treasury Stock)
     The Company may acquire treasury stock by resolution of the Board of Directors pursuant to Item 2, Paragraph 1 of Article 211-3 of the Commercial Code.

[Deleted.]

Article 7 (Number of Shares Constituting One Unit and Non-Issuance of Shares Not Constituting One Unit)
Article 8 (Number of Shares Constituting One Unit and Non-Issuance of Shares not Constituting One Unit)

1.     The number of shares of the Company constituting one unit shall be 1,000 shares.
1.     The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.

2.     The Company shall not issue any stock certificates for shares not constituting a full unit of shares (hereinafter referred to as “shares not constituting a full unit”) unless otherwise stipulated in the Share Handling Regulations of the Company.
2.     Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit unless otherwise stipulated in the Share Handling Regulations of the Company.

Article 8 (Types of Shares)
     The types of shares to be issued by the Company shall be subject to the Share Handling Regulations to be established by the Company.

[Deleted.]

[Newly added.]
Article 9 (Rights Concerning Shares Constituting Less Than One Full Unit)
     The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning shares constituting less than one full unit:
(1)	the rights as prescribed under each Items of Article 189 of the Corporate Law;

(2)	the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;

(3)	the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held;

Current Provision
Proposed Amendment

Article 9 (Transfer Agent)
     The Company shall have a transfer agent for the handling of its shares.
     The transfer agent and the location of its share handling office shall be determined by the Board of Directors, and public notice thereof shall be given.
     The shareholders’ register, the beneficial owners’ register (hereinafter collectively referred to as the “Shareholders Registers”) and the register of lost shares of the Company shall be kept at the share handling office of the transfer agent, and the Company shall cause the transfer agent to register the transfer of shares, the purchase of shares not constituting a full unit and other business relating to the shares of the Company.
Article 10 (Transfer Agent)
1.     The Company shall have a transfer agent.
2.     The transfer agent and the location of its share handling office shall be determined by resolution of the Board of Directors, and public notice thereof shall be given.
3.     The shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be prepared and kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register, the register of stock acquisition rights and the register of lost shares of the Company.

Article 10 (Record Date)
     A shareholder (including beneficial owners; hereinafter the same) registered or recorded in the Shareholders’ Register at the close of the day for settlement of accounts of each business year shall be entitled to the rights of a shareholder at the ordinary general meeting of shareholders held in respect of such business year.
     In addition to the foregoing, whenever necessary, the Company may determine by resolution of the Board of Directors and upon giving prior public notice thereof that a shareholder or pledgee registered or recorded in the Shareholders’ Register as of a specific date shall be entitled to the rights of a shareholder or a registered pledgee.

[Deleted and moved to Article 13 with certain amendments.]

Article 11 (Share Handling Regulations)
     The handling of shares shall be undertaken in accordance with the Share Handling Regulations established by resolution of the Board of Directors based upon generally accepted practice with respect to the handling of shares.
Article 11 (Share Handling Regulations)
     The handling and handling charges of shares of the Company shall be undertaken as provided by law and regulation or by these Articles of Incorporation and in accordance with the Share Handling Regulations established by resolution of the Board of Directors.

Chapter III.
General Meetings of Shareholders
Chapter III.
General Meetings of Shareholders

Article 12 (Convocation)
     An ordinary general meeting of shareholders shall be convened in June of each year and extraordinary general meetings of shareholders may be convened whenever necessary.
Article 12 (Convocation)
     An ordinary general meeting of shareholders of the Company shall be convened in June of each year and extraordinary general meetings of shareholders may be convened from time to time whenever necessary.

Current Provision
Proposed Amendment

[Moved from Article 10 of the current provision with certain amendments.]
Article 13 (Record Date of Ordinary General Meeting of Shareholders)
     The record date for exercise of voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.

Article 13 (Person Authorized to Convene Meetings)
     Unless otherwise provided by law or regulation, the President and Director shall convene general meetings of shareholders pursuant to resolution of the Board of Directors.
     If the President and Director is unable to act as aforesaid, another director, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.
Article 14 (Person Authorized to Convene Meetings and Chairman)
1.     The President and Director shall convene and preside over general meetings of shareholders.
2.     If the President and Director is unable to act as aforesaid, another director, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.

Article 14 (Chairman)
     The President and Director shall preside over the general meetings of shareholders.
     If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.

[Deleted and integrated with Article 14 with certain amendments.]

[Newly added.]
Article 15 (Internet Disclosure and Deemed Delivery of Reference Materials, etc. for General Meetings of Shareholders)
     The Company may, for the purpose of convocation of a general meeting of shareholders, deem that it has delivered to the shareholders the information to be stated or indicated in the reference materials for the general meeting of shareholders, business reports, financial statements and consolidated financial statements by disclosing such information using the Internet as provided for by law and regulation.

Current Provision
Proposed Amendment

[Newly added]
Article 16 (Matters to be Resolved at General Meetings of Shareholders)
1.     In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.
2.     The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

Article 15 (Resolutions)
     Unless otherwise provided by law or regulation or by these Articles of Incorporation, a majority of the voting rights held by shareholders present at a general meeting of shareholders shall be required to adopt resolutions thereat.
Article 17 (Resolutions)
     Unless otherwise provided by law or regulation or by these Articles of Incorporation, a majority of the voting rights held by shareholders who are entitled to exercise such voting rights present at a general meeting of shareholders shall be required to adopt resolutions thereat.

     A resolution to be made pursuant to the provisions of Article 343 of the Commercial Code shall be adopted by a two-thirds majority of the voting rights held by the shareholders present at a general meeting of shareholders, who shall represent one-third or more of the total number of voting rights of all shareholders.
     A resolution as stipulated in Paragraph 2, Article 309 of the Corporate Law shall be adopted by a two-thirds majority of the voting rights held by the shareholders present at a general meeting of shareholders, who shall represent one-third or more of the total number of voting rights of the shareholders who are entitled to exercise such voting rights.

Current Provision
Proposed Amendment

Article 16     (Exercise of Voting Rights by Proxy)
     A shareholder or his/her legal representative may exercise his/her voting rights through a proxy who shall be another shareholder of the Company having voting rights.
     Provided, however, that such shareholder or proxy shall submit to the Company documentation evidencing his/her power of attorney at every general meeting at which he/she is to act as a proxy.
Article 17     (Exercise of Voting Rights by Proxy)
1.     A shareholder may exercise his/her voting rights through a proxy who shall be another shareholder of the Company having voting rights.
2.     Such shareholder or proxy shall submit to the Company documentation evidencing his/her power of attorney at every general meeting of shareholders at which he/she is to act as a proxy.

Article 17     (Minutes)
     Minutes shall be prepared to record the substance and results of the proceedings at general meetings of shareholders, and the Chairman and Directors present shall affix their names and seals thereto. The original copy of such minutes shall be kept at the head office of the Company for a period of ten years, and certified copies thereof shall be kept at branch offices of the Company for a period of five years.

[Deleted.]

Chapter IV.
Directors and Board of Directors
Chapter IV.
Directors and Board of Directors

Article 18     (Number of Directors)
     The Company shall have not more than seven (7) directors.
Article 19     (Number)
     The Company shall have not more than seven (7) directors.

Article 19     (Appointment of Directors)
     The directors shall be appointed by resolution of a general meeting of shareholders.
     The appointment of directors as provided in the preceding paragraph shall require an attendance of shareholders representing one-third or more of the total number of voting rights held by all shareholders.
     Resolutions to appoint directors shall not be adopted by cumulative voting.
Article 20     (Method of Appointment)
1.     The directors shall be appointed by resolution of a general meeting of shareholders.
2.     Resolutions to appoint directors shall be made by a majority vote of the voting rights of shareholders present at a general meeting of shareholders, where such shareholders present shall hold shares representing one third (1/3) or more of the voting rights of all shareholders who are entitled to exercise such voting rights.
3.     Resolutions to appoint directors shall not be adopted by cumulative voting.

Article 20     (Term of Office of Directors)
     The term of office of a director shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within two years after his/her assumption of office.
Article 21     (Term of Office)
     The term of office of a director shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one year after his/her appointment.

Current Provision
Proposed Amendment

Article 21     (Executive Directors)
     The Company may, by resolution of the Board of Directors, appoint one Chairman and Director, one President and Director and one or more Vice Chairman and Directors, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among the Directors.
     The Chairman and Director shall provide advice and suggestions regarding the operations of the Company at the request of the President and Director. The President and Director shall supervise the administration of the Company. The Vice Chairman and Director(s) shall assist the Chairman and Director. The Executive Vice President and Director(s), Senior Managing Director(s) and Managing Director(s) shall assist the President and Director in the administration of the Company.
Article 21     (Executive Directors)
1.     The Company may, by resolution of the Board of Directors, appoint Representative Director(s).
2.     The Company may, by resolution of the Board of Directors, appoint one Chairman and Director, one President and Director and any number of Vice Chairmen and Directors, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 22     (Representative Directors)
     The President and Director shall be a Representative Director.
     Other Representative Director(s) may be appointed by resolution of the Board of Directors whenever necessary from among the existing Executive Directors in accordance with the provisions of the preceding Article.

[Deleted and integrated with Article 22 with certain amendments.]

Article 23     (Remuneration for Directors)
     The remuneration to be paid to directors shall be determined by resolution of a general meeting of shareholders.

[Deleted and integrated with Article 27 with certain amendments.]

Article 24     (Authority of Board of Directors)
     The Board of Directors shall determine matters provided by law or regulation and other important matters relating to the execution of the business of the Company.
[Deleted.]

Article 25     (Person Authorized to Convene Meetings of Board of Directors and Chairman)
     The President and Director shall convene and preside over meetings of the Board of Directors.
     If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.
Article 23     (Person Authorized to Convene Meetings of Board of Directors and Chairman)
1.     Unless otherwise provided by law or regulation, the President and Director shall convene and preside over meetings of the Board of Directors.
2.     If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.

Current Provision
Proposed Amendment

Article 26.     (Procedures for Convocation of a Meeting of Board of Directors)
     Notice of convocation of a meeting of the Board of Directors shall be provided to each director and statutory auditor at least three days prior to the date set for such meeting.
     Provided, however, that in case of emergency, such period may be shortened.
Article 24.     (Convocation Notice for Meetings of the Board of Directors)
1.     Notice of convocation of a meeting of the board of directors shall be provided to each director and statutory auditor at least three days prior to the date set for such meeting. Provided, however, that in case of emergency, such period may be shortened.

[Newly added.]
2.     Any meeting of Board of Directors may be held without convocation procedures if the consent of all directors and statutory auditors is obtained.

Article 27.     (Resolutions of Board of Directors)
     A majority of the directors present at a meeting of the Board of Directors at which a majority of the directors are present shall be required to adopt resolutions thereat.
Article 25.     (Abbreviated Resolutions of Board of Directors)
     The resolutions of the Board of Directors shall be deemed to have been passed if the requirements prescribed in Article 370 of the Corporate Law are satisfied.

Article 28.     (Minutes of Board of Directors)
     Minutes shall be prepared to record the substance and results of the proceedings at meetings of the Board of Directors and the directors and statutory auditors present shall affix their names and seals thereto. The original copy of all minutes shall be kept at the head office of the Company for a period of ten years.

[Deleted.]

[Newly added.]
Article 26.     (Regulations of Board of Directors)
     Any matters concerning the Board of Directors shall be governed by the Regulations of Board of Directors to be established by the Board of Directors, and by any applicable law or regulation and these Articles of Incorporation.

[Moved from Article 23 with certain amendments.]
Article 27.     (Remuneration etc.)
     The remuneration, bonus and other benefits received from the Company as consideration for execution of their duties (“Remuneration”) for directors shall be determined by resolution of a general meeting of shareholders.

Current Provision
Proposed Amendment

Article 29. (Agreement on Limitation of Liability of Outside Directors)
     In accordance with the provisions of Paragraph 19, Article 266 of the Commercial Code, the Company may execute an agreement with an outside director to limit his/her liability for the actions provided in Item 5, Paragraph 1 thereof.
     Provided, however, that the maximum amount of liability under such agreement shall be the total of the amount provided in each item of Paragraph 19, Article 266 of the Commercial Code.
Article 28. (Agreement on Limitation of Liability of Outside Directors)
     In accordance with the provisions of Paragraph 1, Article 427 of the Corporate Law, the Company may execute an agreement with any outside director to limit the liability for damages incurred due to negligence of duties; provided, however, that the maximum amount of liability under such agreement shall be the amount as provided by law or regulation.

Chapter V.
Statutory Auditors and
Board of Statutory Auditors
Chapter V.
Statutory Auditors and
Board of Statutory Auditors

Article 30 (Number of Statutory Auditors)
     The Company shall have not more than five statutory auditors.
Article 29 (Number)
     The Company shall have not more than five statutory auditors.

Article 31 (Appointment of Statutory Auditors)
     The statutory auditors shall be appointed by resolution of a general meeting of shareholders.
     Appointment of statutory auditors as provided in the preceding paragraph shall require the attendance of shareholders representing one-third or more of the total number of voting rights owned by all shareholders.
Article 30 (Method of Appointment)
1.     The statutory auditors shall be appointed by resolution of a general meeting of shareholders.
2.     Resolutions to appoint statutory auditors shall be made by majority vote of the voting rights of the shareholders present at a general meeting of shareholders, where such shareholders present hold shares representing one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights.

Article 32 (Term of Office of Statutory Auditors)
     The term of office of a statutory auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within four (4) years after his/her assumption of office.
Article 31 (Term of Office)
     The term of office of a statutory auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within four (4) years after his/her appointment.

Article 33. (Full-Time Statutory Auditor)
     The statutory auditors shall appoint from among themselves one or more full-time statutory auditor(s).
Article 32. (Full-Time Statutory Auditor)
     The Company shall, by resolution of the Board of Directors, elect one or more full-time statutory auditor(s).

Article 34. (Remuneration for Statutory Auditors)
     The remuneration to be paid to statutory auditors shall be determined by resolution of a general meeting of shareholders.

[Deleted and integrated with Article 35 with certain amendments.]

Current Provision
Proposed Amendment

Article 35. (Authority of Board of Statutory Auditors)
     The Board of Statutory Auditors shall determine matters provided by law or regulation and other matters relating to the execution of the duties of statutory auditors to the extent that such determination does not prevent each statutory auditor from exercising his powers.

[Deleted.]

Article 36. (Procedures for Convocation of a Meeting of Board of Statutory Auditors)
     Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each statutory auditor at least three days prior to the date set for such meeting.
     Provided, however, that in case of emergency, such period may be shortened.
Article 33. (Convocation Notice for Meetings of the Board of Statutory Auditors)
1.     Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each statutory auditor at least three days prior to the date set for such meeting. Provided, however, that in case of emergency, such period may be shortened.

[Newly added.]
2.     Any meeting of the Board of Statutory Auditors may be held without taking such convocation procedures if consent from all of the statutory auditors is obtained.

Article 37. (Resolutions of Board of Statutory Auditors)
     Unless otherwise provided by law or regulation, a majority of the statutory auditors shall be required to adopt resolutions at a meeting of the Board of Statutory Auditors.

[Deleted.]

Article 38. (Minutes of Board of Statutory Auditors)
     Minutes shall be prepared to record the substance and results of the proceedings at meetings of the Board of Statutory Auditors and the statutory auditors present shall affix their names and seals thereto. An original copy of all minutes shall be kept at the head office of the Company for a period of ten years.

[Deleted.]

[Newly added.]
Article 34. (Regulations of Board of Statutory Auditors)
     Any matters concerning the Board of Statutory Auditors shall be governed by the Regulations of Board of Statutory Auditors to be established by the Board of Statutory Auditors, and by any applicable law or regulation and these Articles of Incorporation.

[Moved from Article 34 after certain amendments.]
Article 35. (Remuneration etc.)
     The Remuneration etc. for statutory auditors shall be determined by resolution of a general meeting of shareholders.

Current Provision
Proposed Amendment

[Newly added.]
Article 36. (Agreement on Limitation of Liability of Outside Statutory Auditors)
     In accordance with the provisions of Paragraph 1, Article 427 of the Corporate Law, the Company may execute an agreement with an outside statutory auditor to limit the liability for damages incurred due to negligence of duties. Provided, however, that the maximum amount of liability under such agreement shall be the amount as provided by laws and regulations.

Chapter VI. Accounts
Chapter VI. Accounts

Article 39. (Business Year and Settlement of Account)
     The business year of the Company shall be the one year period from April 1 of each year to March 31 of the following year. The day for settlement of accounts shall be the last day of each business year.
Article 37. (Fiscal Year)
     The fiscal year of the Company shall be the one year period from April 1 of each year to March 31 of the following year.

[Newly added.]
Article 38. (Decision Making Body for Dividends of Surplus)
     Any matters concerning the distribution of surplus as prescribed in each item of Paragraph 1, Article 459 of the Corporate Law shall be determined by resolution of the Board of Directors, unless otherwise provided by law or regulation.

Article 40. (Dividends)
     Dividends of the Company shall be paid to the shareholders or pledgees registered or recorded in the Shareholder Registers at the close of the day for settlement of accounts of each business year.
Article 39. (Record Date for Allocation of Surplus)
1.     The record date for the year-end dividends of the Company shall be March 31 of each year.
2.     In addition to the preceding paragraph, the Company may fix a separate record date for the distribution of surplus.

Article 41. (Prescription Period for Payment of Dividends)
     In the event that dividends are not received within three years from the date of commencement of payment thereof, the Company shall be relieved of its obligation to pay such dividends.
Article 40. (Prescription Period for Payment of Dividends)
     In the event that cash dividends are not received within three years from the date of commencement of payment thereof, the Company shall be relieved of its obligation to pay such dividends.

     (Note) The proposed amendments stated above have been resolved at a meeting of the Board of Directors held on May 10, 2006. However, some wordings and phraseology may be changed after such proposed amendments are proposed to the ordinary general meeting of shareholders to be held on June 29, 2006.
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